Exhibit 23.6
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 1, 2007, with respect to the consolidated balance sheet of PLIVA d.d. (a subsidiary of Barr Pharmaceuticals, Inc.) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the period from October 25, 2006 through December 31, 2006, before the effects of any retrospective adjustments for the discontinued operations, which report appears in the Annual Report on Form 10-K of Barr Pharmaceuticals, Inc. for the year ended December 31, 2007, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in this Amendment No. 1 to Registration Statement 333-153497.
/s/  KPMG Hungária Kft.
KPMG Hungária Kft.
Budapest, Hungary
October 14, 2008